SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, that on this date, the Agência Nacional de Energia Elétrica – Aneel, within the scope of public consultation number 077/2020, did not approve the amendment to the energy purchase agreements entered into with Independent Energy Producers - PIEs and the subsidiary Amazonas Geração e Transmissão de Energia S.A ( “Amazonas GT”), under the terms proposed by Amazonas GT.

The totality of the energy purchased from the PIEs is delivered to the privatized distributor Amazonas Energia S.A (“Amazonas Energia”), with the transfer of the total costs of generation, including the fuel costs, because it is a pass-through contract, with no gains to Amazonas GT.

Amazonas GT's proposal was to change the PIEs energy purchase contracts, currently 100% (one hundred percent) inflexible, to the availability regime, 100% flexible and with variable unit cost - defined CVU, to be dispatched in order of merit when the CVU was less than the PLD or to meet electrical restrictions in the State of Amazonas. Such proposal would adapt the volume contracted to the needs of Amazonas Energia and of the Manaus System, reducing the over-contracting of distribution company and the dispatch of PIEs with high CVU, contributing to the reduction of the Amazonas Energia's default with Amazonas GT.

Aneel granted the deadline of 60 (sixty) days to the the sending of the drafts of the addendum terms to the Electricity Purchase and Sale Contracts - CCVEEs and Supply Contracts - CSEs, which must be signed by the parties involved. Some conditions were established for validation by the agency, such as the total generation costs related to the additions to the CCVEEs cannot exceed the costs resulting from the current operation and the additive terms must already accommodate any adjustments to maintain the economic and financial balance of the contracts. Finally, Aneel made itself available to make the mediation in order to facilitate the reaching of consensus on the drafts of additive terms to be forwarded later to the agency.

Amazonas GT, Eletronorte and Eletrobras holding are analyzing the effects of said decision and also starting work to meet the deadline granted by Aneel.

Rio de Janeiro, January 19, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.